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                                 UNITED STATES
                      SECURITIES AND EXCHANGE COMMISSION
                            Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934
                               (Amendment No.  )*

                                eBay Inc.
                  -------------------------------------------
                                (Name of Issuer)

                                 Common Stock
                  -------------------------------------------
                         (Title of Class of Securities)

                                278642 10 3
               -------------------------------------------------
                                (CUSIP Number)

                             December 31, 1998
            -------------------------------------------------------
            (Date of Event Which Requires Filing of This Statement)


Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

          [ ]  Rule 13d-1(b)

          [X]  Rule 13d-1(c)

          [ ]  Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

----------------------                                        -----------------
CUSIP No. 278642 10 3                      13G                Page 2 of 6 Pages
----------------------                                        -----------------
1    NAME OF REPORTING PERSON
     I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

     Jeffrey S. Skoll
-------------------------------------------------------------------------------
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
     (a)
     (b)
-------------------------------------------------------------------------------
3    SEC USE ONLY
-------------------------------------------------------------------------------
4    CITIZENSHIP OR PLACE OF ORGANIZATION
     USA
-------------------------------------------------------------------------------
       NUMBER OF             5   SOLE VOTING POWER
        SHARES                   9,950,000(1)
     BENEFICIALLY      --------------------------------------------------------
       OWNED BY
         EACH                6   SHARED VOTING POWER
       REPORTING                 -0-
        PERSON         -------------------------------------------------------
         WITH:
                             7   SOLE DISPOSITIVE POWER
                                 7,654,082(1)
------------------------------------------------------------------------------
                             8   SHARED DISPOSITIVE POWER
                                 -0-
------------------------------------------------------------------------------
9        AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
         9,950,000(1)
------------------------------------------------------------------------------
10       CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*
------------------------------------------------------------------------------
11       PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
         24.7%
------------------------------------------------------------------------------
12       TYPE OF REPORTING PERSON*
         IN
------------------------------------------------------------------------------
(1) Included in the number of shares Mr. Skoll beneficially owns are 2,014,378 shares pledged to Benchmark Capital Partners, L.P. and 281,540 shares pledged to Benchmark Founders' Fund, L.P. (collectively, the "Skoll Pledged Shares") to secure a $749,999.88 full recourse loan made to Mr. Skoll pursuant to a Loan and Pledge Agreement dated June 27, 1997. All of the Skoll Pledged Shares are also subject to an immediately exercisable call option at a price equal to the amount of the loan plus accrued interest pursuant to a Call Option Agreement dated June 27, 1997 among the Benchmark Funds and Mr. Skoll and are covered by a put option at a price equal to the amount of the loan plus accrued interest pursuant to a Put Option Agreement dated June 27, 1997 among the same parties. Also included in the number of shares Mr. Skoll beneficially owns are (i) approximately 4,037,500 shares that were unvested as of December 31, 1998 and subject to the Company's right of repurchase at their original purchase price of $0.0067 per share and (ii) 60,000 shares held of record by The Skoll Family 1998 Trust.

                      *SEE INSTRUCTION BEFORE FILLING OUT!

---------------------                                         -----------------
CUSIP No. 278642 10 3                       13G               Page 3 of 6 Pages
---------------------                                         -----------------

-------------------------------------------------------------------------------
1      NAME OF REPORTING PERSON
       I.R.S. IDENTIFICATION NO(S). OF ABOVE PERSON(S) (ENTITIES ONLY)

       The Skoll Family 1998 Trust
-------------------------------------------------------------------------------
2     CHECK THE APPROPRIATE BOX IF A MEMBEROF A GROUP*
      (a)
      (b)
-------------------------------------------------------------------------------
3     SEC USE ONLY
-------------------------------------------------------------------------------
4     CITIZENSHIP OR PLACE OF ORGANIZATION

      California
-------------------------------------------------------------------------------
       NUMBER OF             5   SOLE VOTING POWER
        SHARES
     BENEFICIALLY                60,000
       OWNED BY           -----------------------------------------------------
         EACH
       REPORTING             6   SHARED VOTING POWER
        PERSON
         WITH:                   -0-
                          -----------------------------------------------------
                             7   SOLE DISPOSITIVE POWER

                                 60,000
-------------------------------------------------------------------------------
8    SHARED DISPOSITIVE POWER

     -0-
-------------------------------------------------------------------------------
9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     60,000
-------------------------------------------------------------------------------
10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES*

-------------------------------------------------------------------------------
11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9

     0.15%
-------------------------------------------------------------------------------
12   TYPE OF REPORTING PERSON*

     OO
-------------------------------------------------------------------------------
                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1.
           (a)    Name of Issuer:  eBay Inc.
           (b)    Address of Issuer's Principal Executive Offices:
                        2005 Hamilton Avenue, Suite 350
                        San Jose, CA  95125
Item 2.
            (a)   Name of Person Filing:
                  Jeffrey S. Skoll
                  The Skoll Family 1998 Trust ("Skoll Trust")

            (b)   Address of Principal Business Office or, if none, Residence
                        2005 Hamilton Avenue, Suite 350
                        San Jose, CA  95125

            (c)   Citizenship:
                  Jeffrey S. Skoll                  USA
                  Skoll Trust                       California

            (d)   Title of Class of Securities:     Common Stock
            (e)   CUSIP Number:  278642 10 3

Item 3. If this statement is filed pursuant to (S)(S)240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:

            Not applicable

Item 4.     Ownership
     Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

            (a)   Amount Beneficially Owned:
                  Jeffrey S. Skoll                  9,950,000 (1)
                  Skoll Trust                       60,000

            (b)   Percent of Class:

                  Jeffrey S Skoll                   24.7%
                  Skoll Trust                       0.15%

            (c)   Number of shares as to which such person has:
                  (i)    Sole power to vote or to direct the vote:
                      Jeffrey S. Skoll             9,950,000(1)
                      Skoll Trust                     60,000

                  (ii)   Shared power to vote or to direct the vote:
                      Jeffrey S. Skoll                -0-
                      Skoll Trust                     -0-

                (iii)      Sole power to dispose or to direct the disposition
                           of:
                      Jeffrey S. Skoll                 7,654,082(1)
                      Skoll Trust                      60,000

                 (iv)      Shared power to dispose or to direct the disposition
                           of:
                       Jeffrey S. Skoll                -0-
                       Skoll Trust                     -0-

(1) Included in the number of shares Mr. Skoll beneficially owns are 2,014,378 shares pledged to Benchmark Capital Partners, L.P. and 281,540 shares pledged to Benchmark Founders' Fund, L.P. (collectively, the "Skoll Pledged Shares") to secure a $749,999.88 full recourse loan made to Mr. Skoll pursuant to a Loan and Pledge Agreement dated June 27, 1997. All of the Skoll Pledged Shares are also subject to an immediately exercisable call option at a price equal to the amount of the loan plus accrued interest pursuant to a Call Option Agreement dated June 27, 1997 among the Benchmark Funds and Mr. Skoll and are covered by a put option at a price equal to the amount of the loan plus accrued interest pursuant to a Put Option Agreement dated June 27, 1997 among the same parties. Also included in the number of shares Mr. Skoll beneficially owns are (i) approximately 4,037,500 shares that were unvested as of December 31, 1998 and subject to the Company's right of repurchase at their original purchase price of $0.0067 per share and (ii) 60,000 shares held of record by The Skoll Family 1998 Trust.

Item 5.  Ownership of Five Percent or Less of a Class

     If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following.

Item 6.  Ownership of More than Five Percent on Behalf of Another Person


     Not applicable.

Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

     Not applicable.

Item 8.  Identification and Classification of Members of the Group

     Not applicable.

Item 9.  Notice of Dissolution of a Group

     Not applicable.

Item 10.  Certification

     Not applicable.

                                   SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

                                             February 12, 1999
                                             -----------------
                                                   Date

                                             /s/ Jeffrey S. Skoll
                                             --------------------
                                                   Signature

                                                Jeffrey S. Skoll
                                                ----------------


                                             The Skoll Family 1998 Trust


                                               /s/ Jeffrey S. Skoll
                                               -------------------------
                                               Jeffrey S. Skoll, Trustee